UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 08, 2022.

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group Notice of 2021 Full Year Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: March 08, 2022

Pharming Group Notice of 2021 Full Year Results

Leiden, The Netherlands, 08 March 2022: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) confirms it will announce its preliminary (unaudited) financial report for the full year ended December 31, 2021 on Thursday, March 17 2022.
The Company will host a conference call for analysts at 14:00CET/08:00ET on March 17 2022. Details for the conference call are below.
In addition, the Company will hold a webinar on the Thursday, March 24, 2022 at 19:00CET for its retail shareholder base. During the broadcast, CEO Sijmen de Vries and CFO Jeroen Wakkerman will review the events of 2021 and the recently published financial results. To sign up please visit the company’s website: www.pharming.com.

Conference call dial-in information
Thursday, March 17, 2022 14:00CET/08:00ET
Please note, the Company will only take questions from dial-in attendees.

Dial-in details:
Netherlands (Local)     085 888 7233

United Kingdom     0800 640 6441

United Kingdom (Local)    020 3936 2999

United States (Local)     1 646 664 1960

All other locations      +44 20 3936 2999

Access code: 847189

Conference call webcast Link:
https://webcast.openbriefing.com/pharming-fy21/

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. World-wide rights for leniolisib were licensed from Novartis AG in 2019. Leniolisib met both of its primary end points in a registration enabling Phase 2/3 study in the United States and Europe. We are targeting global regulatory filings for leniolisib from Q2 2022 onwards.
Additionally, we entered into a strategic collaboration with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of HAE.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000
FTI Consulting, USA
Jim Polson
T: +1 (312) 553-6730
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl